UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

Form 6-K

REPORT OF FOREIGN PRIVATE ISSUER
Pursuant to Rule 13a-16 or 15d-16 under the Securities Exchange Act of 1934

For the month of May 2019

Commission File Number: 001-37847

MOTIF BIO PLC
(Translation of registrant's name into English)

125 Park Avenue
25th Floor
New York, New York  10017
(Address of principal executive office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.
Form 20-F [ X ]      Form 40-F [   ]

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):

MOTIF BIO PLC
FORM 6-K

MOTIF BIO PLC AGM STATEMENT

On May 22, 2019, Motif Bio plc (the “Company”) issued a press release, a copy of which is attached as Exhibit 99.1, to announce that at the Annual General Meeting (“AGM”) held earlier today the Company provided a review of key aspects of its business and growth strategy.  The AGM was adjourned until 1 PM BST on Friday 31 May 2019 at the offices of DLA Piper UK LLP at 160 Aldersgate Street London EC1A 4HT, United Kingdom. The decision to adjourn the AGM follows consultation with certain of the Company's shareholders relating to their ability to attend the meeting and the Company has adjourned the meeting in order to facilitate their participation at the adjourned AGM.

The information contained in this report on Form 6-K, including the press release attached as Exhibit 99.1, is hereby incorporated by reference into the Company’s Registration Statements on Form F-3 (File Nos. 333-222614 and 333-222042), to be a part thereof from the date on which this report is submitted, to the extent not superseded by documents or reports subsequently filed or furnished.

Exhibits

Exhibit 99.1    Press release issued by Motif Bio plc, dated May 22, 2019, entitled “Motif Bio plc AGM Statement.”

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

MOTIF BIO PLC

Date: May 22, 2019	By:	/s/ Graham Lumsden
	Name:	Graham Lumsden
	Title:	Chief Executive Officer